

Mail Stop 3628

June 8, 2009

By Facsimile and U.S. Mail

Jennifer Good
President and Chief Executive Officer
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, CT 06810-5120

> **Re:** **Penwest Pharmaceuticals Co.**
> **Additional Soliciting Material**
> **Filed June 5, 2009**
> **File No. 0-23467**

Dear Ms. Good:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Material

1. In future filings, you should characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company's financial and market performances, any projections or numerical conclusions, including but not limited to the following

Jennifer Good
Penwest Pharmaceuticals Co.
June 8, 2009
Page 2

       assertions:

- "… We expect to revert to full royalty rate in Q1 '10" on slide 9;
- 2009 Guidance for Revenues, S,G &A, and R&D on slide 18;
- "Quarterly profitability by Q4 '09" on slide 18 and
- "Profitable for full year 2010." On slide 18.

<u>Closing Information</u>

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       Peggy Kim
       Special Counsel
       Office of Mergers & Acquisitions